**RSP INVESTMENTS, LLC**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

SEC #8-69046

Filed pursuant to Rule 17a-5e(3) as a PUBLIC DOCUMENT

# RSP INVESTMENTS, LLC

## CONTENTS

Keiter
Your Opportunity Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RSP Investments, LLC
Washington, District of Columbia

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of RSP Investments, LLC (the "Company"), as of December 31, 2017, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Keiter

We have served as the Company's auditor since 2015.

February 19, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632
www.keitercpa.com

# RSP INVESTMENTS, LLC

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2017**

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 46,599 |
| Fees receivable | | 8,000 |
| Prepaid expenses | | 12,627 |
| **Total Assets** | $ | 67,226 |

## LIABILITIES AND MEMBER'S EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 30,164 |
| **Member's equity** | | 37,062 |
| **Total Liabilities and Member's equity** | $ | 67,226 |

*See accompanying notes to financial statements.*

# RSP INVESTMENTS, LLC

## NOTES TO FINANCIAL STATEMENT

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### 1. Nature of business and summary of significant accounting policies

*Nature of Business*

RSP Investments, LLC (the "Company") is a limited liability company organized under the laws of the District of Columbia on October 7, 2011. The Company is a wholly-owned subsidiary of RSP Holdings, LLC (the "Parent"). The Company's operations consist primarily to provide private placement services, hedge fund marketing and capital introduction services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), as the Company received membership approval on May 7, 2013.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Management has evaluated subsequent events through February 19, 2018, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

*Cash Equivalents*

The Company considers its investments in short-term money market accounts to be cash equivalents.

*Fees Receivable*

Advisory fees earned and uncollected at the balance due date are considered to be receivable. At December 31, 2017, no allowance for doubtful accounts was considered necessary.

*Income Taxes*

The Company is a single member LLC. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is not currently under audit by any tax jurisdiction.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

# RSP INVESTMENTS, LLC

**NOTES TO FINANCIAL STATEMENT, continued**

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2. **Net capital requirement**

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.   This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.  At December 31, 2017, the Company's net capital was $22,835, which was $17,835 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 1.32 to 1.

3. **Concentrations of credit risk**

The Company maintains its cash balances in various financial institutions.   These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

At December 31, 2017, 100% of fees receivable was from one customer.

4. **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) from preparing the Computation for Determination of Reserve Requirements.